EXHIBIT 99.2

Court File No. CV-20-00643596-00CL

ONTARIO
SUPERIOR COURT OF JUSTICE
COMMERCIAL LIST

IN THE MATTER OF AN APPLICATION UNDER SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT, R.S.C. 1985, c. C-44,
AS AMENDED

AND IN THE MATTER OF RULE 14.05(2) OF THE RULES OF CIVIL PROCEDURE

AND IN THE MATTER OF A PROPOSED ARRANGEMENT OF JUST ENERGY GROUP INC. and 12175592 Canada Inc.

AMENDED AND RESTATED PLAN OF ARRANGEMENT

August 25, 2020

As amended and restated September 3, 2020

Table of Contents

Page

Article 1 INTERPRETATION	1
1.1 Definitions	1
1.2 Articles of Reference	14
1.3 Interpretation Not Affected by Headings	15
1.4 Gender and Number	15
1.5 Date for any Action	15
1.6 Time	15
1.7 Statutory References	15
1.8 Successors and Assigns	15
1.9 Currency	15
1.10 Governing Law	15

Article 2 TREATMENT OF NOTEHOLDERS AND EXISTING SHAREHOLDERS	16
2.1 Treatment of Senior Unsecured Debtholders	16
2.2 Treatment of Convertible Debentureholders	16
2.3 Treatment of Existing Equity Holders	17
2.4 Treatment of Backstoppers	17
2.5 Treatment of Class A Special Shareholders	18
2.6 Unaffected Persons	18

Article 3 Private placement	18
3.1 Issuance of Private Placement Shares	18

Article 4 ISSUANCES, DISTRIBUTIONS and Elections	18
4.1 Delivery of New Term Loans	18
4.2 Delivery of New Subordinated Notes	19
4.3 Delivery of New Common Shares	19
4.4 No Liability in Respect of Deliveries	19
4.5 Election to Participate in New Equity Offering	20

Article 5 ARRANGEMENT	20
5.1 Corporate Authorizations	20
5.2 Articles of Arrangement and Effective Date	20
5.3 Binding Effect	21
5.4 The Arrangement	21
5.5 Securities Law Matters	26
5.6 Stated Capital	27

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Table of Contents

(continued)

Page

Article 6 IMPLEMENTATION OF ARRANGEMENT	27
6.1 Withholding Rights	27
6.2 Allocation of Payments	27
6.3 Fractional Interests	28
6.4 Calculations	28

Article 7 RELEASES	28
7.1 Release of Released Parties and Extinguishment of Affected Equity Claims	28
7.2 Injunctions	29
7.3 Existing Equity Class Action Claims	29

Article 8 CONDITIONS PRECEDENT TO PLAN IMPLEMENTATION	29
8.1 Conditions Precedent to Implementation of this Plan	29
8.2 Effectiveness	30

Article 9 MISCELLANEOUS	31
9.1 Waiver of Defaults	31
9.2 Amendments to the Plan of Arrangement	31
9.3 Consents, Waivers and Agreements	32
9.4 Paramountcy	33
9.5 Credit Facility Lenders	33
9.6 Deeming Provisions	33
9.7 Severability	33
9.8 Term Loan Debtholders and Initial Backstoppers	33
9.9 Convertible Debentureholders	34
9.10 Notices	34
9.11 Further Assurances	35

ii

PLAN OF ARRANGEMENT
UNDER SECTION 192 OF THE
CANADA BUSINESS CORPORATIONS ACT

Article 1
INTERPRETATION

1.1	Definitions

“$100 Million Convertible Debentures” means the $100,000,000 aggregate principal amount of 6.75% convertible unsecured senior subordinated debentures of the Company maturing March 31, 2023, issued on February 22, 2018 pursuant to the $100 Million Debenture Indenture.

“$100 Million Debenture Indenture” means the trust indenture made as of February 22, 2018 between the Company and the $100 Million Debenture Trustee, as may be supplemented, amended or restated from time to time.

“$100 Million Debenture Trustee” means Computershare as trustee under the $100 Million Debenture Indenture.

“121 Canada” means 12175592 Canada Inc.

“$150 Million Bond Trustee” means U.S. Bank Trustees Limited as trustee under the $150 Million Convertible Bonds Trust Deed.

“$150 Million Convertible Bonds” means the US$150 million aggregate principal amount of the 6.5% convertible bonds of the Company issued on January 29, 2014, pursuant to the $150 Million Convertible Bonds Trust Deed.

“$150 Million Convertible Bonds Trust Deed” means the trust deed dated as of January 29, 2014, between the Company, the $150 Million Bond Trustee and Elavon Financial Services Limited, UK Branch.

“$160 Million Convertible Debentures” means the $160,000,000 aggregate principal amount of 6.75% convertible unsecured senior subordinated debentures of the Company maturing December 31, 2021, issued on October 5, 2016 pursuant to the $160 Million Debenture Indenture.

“$160 Million Debenture Indenture” means the trust indenture made as of October 5, 2016 between the Company and the $160 Million Debenture Trustee as may be supplemented, amended or restated from time to time.

“$160 Million Debenture Trustee” means Computershare as trustee under the $160 Million Debenture Indenture.

“8704104” means 8704104 Canada Inc., a subsidiary of Just Energy.

“Additional Subscription Shares” means the “Additional Subscription Shares” (as defined in the Backstop Commitment Letter) that may be issued following the Common Share Consolidation to the Backstoppers pursuant to the Backstop Commitment Letter and Section 5.4 of this Plan.

“Affected Equity” means the securities referred to in clause (ii) of the definition of “Existing Equity”.

“Affected Equity Claims” means an equity claim (as defined in section 2(1) of the Companies’ Creditors Arrangement Act) in respect of the Just Energy Entities, other than an Existing Equity Class Action Claim.

“Allotted Offered Shares” means, with respect to a Participating Securityholder, the number of Offered Shares determined by dividing that Participating Securityholder’s Subscription Amount by the Subscription Price.

“Amended & Restated Term Loan Agreement” means the amended and restated Term Loan Agreement, in the form appended to the Support Agreement, which, for the avoidance of doubt, shall not constitute a Senior Unsecured Debt Document.

“Amended & Restated Term Loan Documents” means the Amended & Restated Term Loan Agreement and all related documentation required under the Amended & Restated Term Loan Agreement, including without limitation, all guarantees and security documentation related thereto and required by Section 3.01 thereof to be delivered as a condition precedent to the effectiveness of the Amended & Restated Term Loan Agreement and for greater certainty, includes the Continuing Guarantees.

“Applicants” means, collectively, Just Energy and 121 Canada.

“Arrangement” means an arrangement under section 192 of the CBCA on the terms and subject to the conditions set out in this Plan, subject to any amendments or variations thereto made in accordance with the Support Agreement, the Backstop Commitment Letter and this Plan or made at the direction of the Court in the Interim Order or the Final Order.

“Arrangement Resolution” means, collectively, the resolutions of the Senior Unsecured Debtholders, the Convertible Debentureholders and the Shareholders, in substantially the form attached to the Information Circular, to be considered at the Meetings to, among other things, approve the Arrangement and this Plan.

“Articles of Arrangement” means the articles of arrangement of the Applicants in respect of the Arrangement required under Subsection 192(6) of the CBCA to be sent to the Director after the Final Order is made, which shall include this Plan, with any such modifications as may be acceptable to the Applicants and made in accordance with the terms of the Support Agreement and the Backstop Commitment Letter.

“Backstop Commitment” means the commitment of each Backstopper to purchase its share of the Backstopped Shares, pursuant to and in accordance with the terms of this Plan, the Interim Order, the Final Order and the Backstop Commitment Letter.

“Backstop Commitment Fee” means a cash commitment fee in the amount of US$2,190,000, which is payable in accordance with the Backstop Commitment Letter and shall be applied by the Initial Backstoppers to purchase the Backstop Commitment Fee Shares.

“Backstop Commitment Fee Shares” means the aggregate of 367,040 Common Shares to be issued following the Common Share Consolidation to the Initial Backstoppers in accordance with the Backstop Commitment Letter and Section 5.4 of this Plan.

“Backstop Commitment Letter” means the backstop commitment letter dated as of July 8, 2020 among Just Energy and the Backstoppers, pursuant to which the Backstoppers agreed to, among other things, acquire any of the Offered Shares not otherwise purchased by Eligible Securityholders pursuant to the New Equity Offering.

“Backstop Funding Fee” means a cash funding fee in the amount of US$2,920,000, which is payable in accordance with the Backstop Commitment Letter and shall be applied by the applicable Backstoppers to purchase the Backstop Funding Fee Shares.

“Backstop Funding Fee Shares” means the aggregate of 489,386 Common Shares to be issued following the Common Share Consolidation to the applicable Backstoppers in accordance with the Backstop Commitment Letter and Section 5.4 of this Plan.

“Backstop Percentage” means, with respect to each Backstopper, its Backstop Commitment divided by the aggregate Backstop Commitments of all Backstoppers.

“Backstopped Shares” means the Offered Shares, excluding the Offered Shares to be issued to Participating Securityholders.

“Backstoppers” means those Persons who have entered into the Backstop Commitment Letter and any Person (or their permitted assigns) that executes a Joinder (as defined in the Backstop Commitment Letter) and becomes a party to the Backstop Commitment Letter in accordance therewith.

“Bondholders” means holders of the $150 Million Convertible Bonds.

“Business Day” means any day, other than a Saturday or a Sunday or civic holiday, on which commercial banks are generally open for business in Toronto, Ontario.

“Canadian Securities Commissions” means, collectively, the applicable securities commissions or regulatory authorities in each of the provinces and territories of Canada.

“Canadian Securities Laws” means, collectively, and, as the context may require, the applicable securities laws of each of the provinces and territories of Canada, and the respective regulations and rules made under those securities laws together with all applicable published policy statements, instruments, blanket orders and rulings of the Canadian Securities Commissions and all discretionary orders or rulings, if any, of the Canadian Securities Commissions made in connection with the transactions contemplated by this Agreement together with applicable published policy statements of the Canadian Securities Administrators, as the context may require.

“CBCA” means the Canada Business Corporations Act, R.S.C. 1985, c. C-44.

“CDS” means CDS Clearing and Depository Services Inc., or any of its successors or assigns.

“Certificate of Arrangement” means the certificate of arrangement to be issued by the Director pursuant to Section 192(7) of the CBCA giving effect to the Articles of Arrangement and this Plan in accordance with Section 262 of the CBCA.

“Claims” means any right or claim of any Person that may be asserted or made in whole or in part against the applicable Persons, or any of them, in any capacity, whether or not asserted or made, in connection with any indebtedness, liability or obligation of any kind whatsoever, and any interest accrued thereon or costs payable in respect thereof, whether at law or in equity, including by reason of the commission of a tort (intentional or unintentional), by reason of any breach of contract or other agreement (oral or written), by reason of any breach of duty (including, any legal, statutory, equitable or fiduciary duty) or by reason of any equity interest, right of ownership of or title to property or assets or right to a trust or deemed trust (statutory, express, implied, resulting, constructive or otherwise), and together with any security enforcement costs or legal costs associated with any such claim, and whether or not any indebtedness, liability or obligation is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured, unsecured, perfected, unperfected, present or future, known or unknown, by guarantee, warranty, surety or otherwise, and whether or not any right or claim is executory or anticipatory in nature, including any claim made or asserted against the applicable Persons, or any of them, through any affiliate, subsidiary, associated or related Person, or any right or ability of any Person to advance a claim for an accounting, reconciliation, contribution, indemnity, restitution or otherwise with respect to any matter, grievance, action (including any class action or proceeding before an administrative or regulatory tribunal), cause or chose in action, whether existing at present or commenced in the future.

“Class A Minority Shareholder Pro Rata Share” means, with respect to each Class A Minority Shareholder, the percentage that the number of such Class A Minority Shareholder’s Class A Special Shares bears to the total number of Class A Special Shares held by all Class A Minority Shareholders.

“Class A Minority Shareholder Settlement Shares” means the 69,348 Common Shares to be issued following the Common Share Consolidation to the Class A Minority Shareholders in accordance with Section 5.4 of this Plan, subject to Section 6.3 of this Plan.

“Class A Minority Shareholders” means the Class A Special Shareholders other than the Class A Principal Shareholder.

“Class A Principal Shareholder” means the Class A Special Shareholder holding the majority of the Class A Special Shares.

“Class A Principal Shareholder Confidentiality, Non-Competition and Non-Solicitation Agreement” means that certain confidentiality, non-competition and non-solicitation agreement between Just Energy and the Class A Principal Shareholder and appended as Exhibit A to the Class A Principal Shareholder Employment Agreement.

“Class A Principal Shareholder Employment Agreement” means that certain executive employment agreement between Just Energy and the Class A Principal Shareholder.

“Class A Principal Shareholder Settlement Shares” means the 360,610 Common Shares to be issued following the Common Share Consolidation to the Class A Principal Shareholder in accordance with Section 5.4 of this Plan.

“Class A Special Share Claims” means any and all Claims arising under or relating to the Class A Special Shares, the Class A Special Share Documents and the articles of 8704104 (as amended pursuant to the certificate of amendment dated September 28, 2018).

“Class A Special Share Documents” means, collectively, (i) that certain purchase agreement dated September 10, 2018, among Just Energy, 8704104, and the sellers and other shareholders party thereto, (ii) that certain call rights agreement dated September 30, 2018, among Just Energy and the shareholders party thereto, (iii) the Class A Principal Shareholder Employment Agreement, and (iv) and any and all the documents ancillary thereto or otherwise relating to the Class A Special Shares; provided however that, the Class A Special Share Documents shall not include the Class A Principal Shareholder Confidentiality, Non-Competition and Non-Solicitation Agreement.

“Class A Special Shareholder” means a holder of Class A Special Shares.

“Class A Special Shares” means the Class A Special Shares in the capital of 8704104.

“Clearstream” means Clearstream Banking, or any of its successors or assigns.

“Collateral Agent” means National Bank of Canada, in its capacity as collateral agent for the Senior Secured Creditors.

“Common Share Consolidation” means the consolidation of the Existing Common Shares on the basis of one (1) Common Share for every thirty-three (33) Existing Common Shares. As a result, the Existing Common Shares will be consolidated into 4,595,169 Common Shares following the Common Share Consolidation.

“Common Shareholder” means a holder of Common Shares.

“Common Shares” means common shares in the capital of Just Energy.

“Company” or “Just Energy” means Just Energy Group Inc.

“Computershare” means Computershare Trust Company of Canada.

“Continuing Guarantees” means any guarantee or lien documentation provided by any Person other than a Just Energy Entity in favour of the Term Loan Agent on behalf of the lenders under the Term Loan Agreement which, for the avoidance of doubt, shall not constitute a Senior Unsecured Debt Document.

“Convertible Debenture Debt Documents” means, collectively: (i) the $160 Million Debenture Indenture; (ii) the $100 Million Debenture Indenture; and (iii) all related documentation.

“Convertible Debenture Exchange Shares” means the aggregate 9,339,379 Common Shares to be issued following the Common Share Consolidation to Convertible Debentureholders in exchange for their Convertible Debentureholder Claims in accordance with Section 5.4 of this Plan, subject to Section 6.3 of this Plan.

“Convertible Debentureholder Claims” means all Obligations in respect of the Convertible Debentures and the Convertible Debenture Debt Documents.

“Convertible Debentureholder Pro Rata Share” means the percentage that the principal amount of Convertible Debentures held by a Convertible Debentureholder bears to the aggregate principal amount of all Convertible Debentures immediately prior to the Effective Time.

“Convertible Debentureholder Support Agreement” means the support agreement (and all schedules and exhibits thereto) among Just Energy and certain Convertible Debentureholders dated August 25, 2020, as the same may be amended or restated from time to time in accordance with its terms.

“Convertible Debentureholders” means the holders of the Convertible Debentures.

“Convertible Debentureholders’ Meeting” means the meeting of the Convertible Debentureholders to be held on the Meeting Date in accordance with the Interim Order to consider and, if deemed advisable, approve the Arrangement Resolution and to consider such other matters as may properly come before such meeting, and any adjournment(s) or postponement(s) thereof.

“Convertible Debentures” means, collectively, the $160 Million Convertible Debentures and the $100 Million Convertible Debentures.

“Corporation Released Parties” means, collectively, the Just Energy Entities, and each of their respective current and former directors, officers, managers, partners, employees, auditors, financial advisors, legal counsel and agents.

“Court” means the Ontario Superior Court of Justice (Commercial List).

“Credit Agreement” means the eighth amended and restated credit agreement dated as of April 18, 2018, by and among Just Energy Ontario L.P., Just Energy (U.S.) Corp., as borrowers, the Credit Facility Administrative Agent and the Credit Facility Lenders, as such credit agreement may be amended, restated, supplemented or otherwise modified from time to time.

“Credit Facility Administrative Agent” means National Bank of Canada, in its capacity as administrative agent for the Credit Facility Lenders.

“Credit Facility Lenders” means each of the lenders party to the Credit Agreement from time to time and each of their respective affiliates that is a cash management services provider and/or a hedge provider to any of the Just Energy Entities.

“Debt” means the debt outstanding under the Debt Documents.

“Debt Documents” means, collectively, the Senior Unsecured Debt Documents and the Convertible Debenture Debt Documents.

“Debtholder Claims” means, collectively, the Senior Unsecured Debtholder Claims and the Convertible Debentureholder Claims.

“Debtholders” means, collectively, the Senior Unsecured Debtholders and the Convertible Debentureholders.

“Director” means the Director appointed under Section 260 of the CBCA.

“DSGs” means deferred share grants of the Company issued pursuant to the 2010 Directors’ Compensation Plan, as amended from time to time.

“DTC” means the Depository Trust & Clearing Corporation, or any of its successors or assigns.

“Effective Date” means the date shown on the Certificate of Arrangement issued by the Director.

“Effective Time” means 12:01 a.m. on the Effective Date or such other date or time as the Applicants may determine.

“Eligible Securityholder” means a Person that: (i) is on the Record Date a Senior Unsecured Debtholder, Convertible Debentureholder or Common Shareholder; or (ii) a Holding Preferred Shareholder; and (iii) if such Person referred to in (i) or (ii) is resident outside of Canada or the United States, is qualified to participate in the New Equity Offering in accordance with the laws of its jurisdiction of residence and has provided evidence satisfactory to Just Energy to demonstrate such qualification.

“Equity Allocation” means:

(i)	in respect of the Senior Unsecured Debtholders, 1,476,957 Offered Shares;

(i)	in respect of the Convertible Debentureholders, 16,781,687 Offered Shares;

(ii)	in respect of the Preferred Shareholders, 2,796,948 Offered Shares; and

(iii)	in respect of the Common Shareholders, 8,256,938 of the Offered Shares.

“Escrow Agent” means the escrow agent appointed pursuant to the Escrow Agreement.

“Escrow Agreement” means an escrow agreement on customary terms and conditions to be entered into in connection with the New Equity Offering, in form and substance acceptable to the Company and the Initial Backstoppers, each acting reasonably.

“Euroclear” means Euroclear Bank SA/NV, as operator of the Euroclear System, or any of its successors or assigns.

“Existing Common Shareholders” means holders of Existing Common Shares.

“Existing Common Shares” means the Common Shares of Just Energy issued and outstanding on the Effective Date immediately prior to the Effective Time but excluding, for greater certainty, the Offered Shares.

“Existing Equity” means: (i) all Existing Common Shares, Existing Preferred Shares, RSGs, PBGs and DSGs and (ii) all options, warrants, rights or similar instruments derived from, relating to, or exercisable, convertible or exchangeable therefor (including, for the avoidance of doubt, such rights existing under the Class A Special Shares and the Class A Special Share Documents), in each case that are issued and outstanding immediately prior to the Effective Time.

“Existing Equity Class Action Claims” means, collectively: (i) Civil Action 20-590 Thaddeus White, et al. v. Just Energy Group Inc., et al.; (ii) Gilchrist v. Just Energy Group Inc,. et al. (Ontario Superior Court of Justice, Court File No. CV-19-627174-00CP) commenced on September 11, 2019; (iii) Saha v. Just Energy Group Inc., et al. (Ontario Superior Court of Justice, Court File No. CV-19-630737-00CP); and (iv) any claim for contribution or indemnity in respect of or related to those claims listed in (i) to (iii) above.

“Existing Equity Holders” means holders of any Existing Equity.

“Existing Preferred Shareholders” means holders of Existing Preferred Shares.

“Existing Preferred Shares” means the Preferred Shares of Just Energy issued and outstanding on the Effective Date immediately prior to the Effective Time.

“Final Order” means the final order of the Court approving this Plan and providing for the treatment of Existing Equity Class Action Claims and Affected Equity Claims as contemplated herein, as such order may be amended at any time prior to the Effective Date or, if appealed, then unless such appeal is withdrawn or denied, as affirmed or amended on appeal.

“Governmental Entity” means any government, regulatory authority, governmental department, agency, commission, bureau, official, minister, Crown corporation, court, board, tribunal or dispute settlement panel or other law, rule or regulation-making organization or entity: (a) having or purporting to have jurisdiction on behalf of any nation, province, territory or state or any other geographic or political subdivision of any of them; or (b) exercising, or entitled or purporting to exercise any administrative, executive, judicial, legislative, policy, regulatory or axing authority or power.

“Holding Preferred Shareholder” in respect of a Preferred Share, means a Preferred Shareholder of such Preferred Share as of the Record Date that continues to hold all such Preferred Shares held as of the Record Date until the Effective Date.

“Information Circular” has the meaning ascribed thereto in the Interim Order.

“Initial Backstoppers” means the Backstoppers that executed the Backstop Commitment Letter on July 8, 2020.

“Insurance Policies” means, collectively, the insurance policies of Just Energy that are available to pay insured claims in respect of Just Energy or its current or former directors and officers including, without limitation, Existing Equity Class Action Claims.

“Interim Order” means the interim order of the Court pursuant to Section 192(4) of the CBCA, containing declarations and directions with respect to the Arrangement and the Meetings issued pursuant to the application of the Applicants, as such order may be amended or supplemented by further order of the Court at any time prior to the Effective Date or, if appealed, then unless such appeal is withdrawn or denied, as affirmed or amended on appeal.

“Intermediary” means a broker, custodian, investment dealer, nominee, bank, trust company or other intermediary, and “Intermediaries” means more than one Intermediary.

“Just Energy Entities” means, collectively, Just Energy and all of its direct and indirect subsidiaries.

“Law” or “Laws” means any law, statute, order, decree, consent decree, judgment, rule regulation, ordinance or other pronouncement having the effect of law whether in Canada, the United States or any other country, or any domestic or foreign state, county, province, city or other political subdivision or of any Governmental Entity.

“Majority Supporting Convertible Debentureholders” means, collectively, Supporting Convertible Debentureholders holding in aggregate more than half (50%) of the aggregate principal amount of Convertible Debentures held by all Supporting Convertible Debentureholders, at the applicable time.

“Management Incentive Plan” means a new management incentive plan for employees of the Just Energy Entities, which shall provide for the granting of awards comprised of shares of Just Energy as determined by the board of directors of the reorganized Just Energy (or the applicable compensation committee) following the Effective Date, with grants thereunder not to exceed 5% of the issued and outstanding Common Shares following the Effective Date.

“Meeting Date” means August 25, 2020, subject to any postponement or adjournment of that date pursuant to the Interim Order or any other Order.

“Meetings” means, collectively, the Shareholders’ Meeting, the Senior Unsecured Debtholders’ Meeting and the Convertible Debentureholders’ Meeting.

“New Common Shares” means, collectively, the Senior Unsecured Debtholder Exchange Shares, the Convertible Debenture Exchange Shares, the Preferred Shareholder Exchange Shares, the Offered Shares, the Private Placement Shares, the Class A Principal Shareholder Settlement Shares and Class A Minority Shareholder Settlement Shares.

“New Directors” means James Bell, Scott Gahn, Tony Horton, Steven Murray, Dallas Ross, Steven Schaefer and Marcie Zlotnik.

“New Equity Offering” means the offering of Offered Shares to Eligible Securityholders pursuant to this Plan.

“New Equity Offering Right” means the right of each Eligible Securityholder to participate in the New Equity Offering, in accordance with the terms of this Plan. For greater certainty, in respect of a New Equity Offering Right granted to an Eligible Securityholder that is a Common Shareholder as of the Record Date, such New Equity Offering Right applies identically in respect of each Existing Common Share.

“New Subordinated Notes” means the new subordinated notes to be issued by Just Energy pursuant to the New Subordinated Notes Indenture and allocated among the Convertible Debentureholders in a principal amount equal to their applicable Convertible Debentureholder Pro Rata Share, which shall be in an aggregate principal amount of $15 million and shall (i) be denominated in Canadian dollars, (ii) have a 6-year maturity, (iii) have an annual interest rate of 7%, which shall be payable semi-annually in kind, (iv) be callable by Just Energy at any time at par plus accrued interest for cash (with no call protections), (v) require Just Energy to offer to repurchase the New Subordinated Notes at a price equal to 101% of par upon a change of control, (vi) require unanimous holder consent to any amendment to the maturity date, the principal, the interest rate, or the amount or timing of payment of principal or interest, (vii) not provide for a conversion right into equity of Just Energy or any of its affiliates, (viii) not be listed for trading on any securities exchange, (ix) be subordinated to the Obligations under the Credit Agreement and the New Term Loans in all respects (in the same manner and on the same terms as contained in the Convertible Debenture Debt Documents, including Article 5 of the $100 Million Debenture Indenture and $160 Million Debenture Indenture), (x) not be secured against any assets or property of Just Energy or any of its direct or indirect subsidiaries; (xi) not be guaranteed by any direct or indirect subsidiary of Just Energy; and (xii) except as provided in the foregoing, shall be substantially similar to the terms of the Convertible Debentures, or as otherwise agreed by Just Energy, the Term Loan Debtholders and the Majority Supporting Convertible Debentureholders, each acting reasonably.

“New Subordinated Notes Indenture” means the indenture to be entered into on the Effective Date by Just Energy and the New Subordinated Notes Trustee pursuant to which the New Senior Secured Notes will be issued.

“New Subordinated Notes Trustee” means the indenture trustee under the New Subordinated Notes Indenture, as agreed to by the Applicants and the Majority Supporting Convertible Debentureholders, each acting reasonably.

“New Term Loan Lender Information” means such information and documentation as the Term Loan Agent may require from recipients of the New Term Loans in order to comply with any anti-money laundering, know your client, proceeds of crime and other applicable Laws to the Term Loan Agent, or any applicable customary policies or procedures of the Term Loan Agent.

“New Term Loans” means the new senior unsecured term loans to be issued pursuant to the Amended & Restated Term Loan Agreement in the principal amount of US $205,900,000 and allocated among the Senior Unsecured Debtholders in a principal amount equal to their applicable Senior Unsecured Debtholder Pro Rata Share.

“Obligations” means all liabilities, duties and obligations, including without limitation principal and interest, any make whole, redemption or similar premiums, reimbursement obligations, fees, penalties, damages, guarantees, indemnities, costs, expenses or otherwise, and any other liabilities, duties or obligations, whether direct or indirect, absolute or contingent, due or to become due, or now existing or hereafter incurred, which may arise under, out of, or in connection with, the applicable Debt Document.

“Offered Shares” means 29,312,530 Common Shares to be issued following the Common Share Consolidation to the Eligible Securityholders pursuant to this Plan, subject to Section 6.3 of this Plan, and to the Backstoppers in accordance with the Backstop Commitment Letter and this Plan.

“Offered Shares Participation Form” means a certification and participation form delivered to Securityholders and completed by Eligible Securityholders in advance of the Participation Deadline in order to make certain acknowledgments, agreements and certifications (as applicable to the applicable Eligible Securityholder) and to participate in the New Equity Offering.

“Offering Right Value” means the fair market value as of the Effective Date of the New Equity Offering Right, as determined by the directors of Just Energy on or prior to the Effective Date and agreed to by the Term Loan Debtholders, acting reasonably.

“Order” means any order of the Court in these proceedings, including, without limitation, the Interim Order and the Final Order.

“Outside Date” means October 5, 2020, or such other date as determined in accordance with the Support Agreement and the Backstop Agreement.

“Participating Securityholder” has the meaning ascribed in Section 4.5.

“Participation Deadline” shall mean 5:00 p.m. (Toronto time) on August 28, 2020 or such other date as the Applicants and the Backstoppers may mutually determine, each acting reasonably.

“PBGs” means the performance bonus grants of the Company granted pursuant to the Company’s 2013 Performance Bonus Incentive Plan, as amended from time to time.

“Person” includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate (including a limited liability company and an unlimited liability company), corporation, unincorporated association or organization, governmental authority, syndicate or other entity, whether or not having legal status.

“Plan” means this plan of arrangement proposed under Section 192 of the CBCA, and any amendments or variations made in accordance with the terms of this Plan or made at the direction of the Court in the Final Order.

“Preferred Shareholder” means a holder of Preferred Shares.

“Preferred Shareholder Exchange Shares” means the aggregate 1,556,563 Common Shares to be issued following the Common Share Consolidation to Preferred Shareholders in exchange for their Preferred Shares, subject to Section 6.3 of this Plan.

“Preferred Shareholder Pro Rata Share” means the percentage that the number of Preferred Shares held by a Preferred Shareholder bears to the aggregate number of all Preferred Shares immediately prior to the Effective Time.

“Preferred Shares” means preferred shares in the capital of Just Energy.

“Private Placement” means the private placement pursuant to which the Term Loan Debtholders will purchase the Private Placement Shares in the aggregate amount of approximately $3,670,000 at the Subscription Price, in accordance with the Support Agreement Supplement.

“Private Placement Shares” means New Common Shares to be issued to the Term Loan Debtholders pursuant to the Private Placement following the Common Share Consolidation.

“Private Placement Subscription Amount” means, in respect of a Term Loan Debtholder, an amount such Term Loan Debtholder has agreed to subscribe for pursuant to the Support Agreement Supplement at the Subscription Price.

“Record Date” means July 23, 2020.

“Released Claims” means, collectively, the matters that are subject to release and discharge pursuant to Article 7.

“Released Parties” means, collectively, the Corporation Released Parties and the Securityholder Released Parties, as applicable.

“RSGs” means restricted share grants of the Company granted pursuant to the Company’s 2010 Restricted Share Grant Plan, as amended from time to time.

“Securities Laws” means, collectively, Canadian Securities Laws and U.S. Securities Laws.

“Securityholder Released Parties” means, collectively, (i) the Trustees and the Term Loan Agent, (ii) the Term Loan Debtholders, (iii) the Backstoppers, (iv) Supporting Convertible Debentureholders, (v) for each of the entities named in the foregoing clauses (i) through (iv), each of their respective current and former directors, officers, managers, partners, employees, auditors, financial advisors, legal counsel and agents, and (vi) the Class A Special Shareholders and each of their respective financial advisors and legal counsel.

“Securityholder Subscription Share Percentage” means:

(i)	in respect of the Senior Unsecured Debtholders, the percentage that the principal amount of Senior Unsecured Debt held by a Senior Unsecured Debtholder bears to the aggregate principal amount of all Senior Unsecured Debt as of the Record Date;

(ii)	in respect of the Convertible Debentures, the percentage that the principal amount of Convertible Debentures held by a Convertible Debentureholder bears to the aggregate principal amount of all Convertible Debentures as of the Record Date;

(iii)	in respect of the Preferred Shareholders, the percentage that the number of Preferred Shares held by a Preferred Shareholder bears to the aggregate number of all Preferred Shares as of the Record Date; and

(iv)	in respect of the Common Shareholders, the percentage that the number of Common Shares held by a Common Shareholder bears to the aggregate number of all Common Shares as of the Record Date.

“Securityholders” means collectively, all Persons that are Senior Unsecured Debtholders, Convertible Debentureholders, Common Shareholders or Preferred Shareholders as of the Record Date.

“Senior Secured Creditors” has the meaning ascribed to “Senior Creditor” in the sixth amended and restated intercreditor agreement made as of September 1, 2015 between, among others, the Just Energy Entities party thereto from time to time, the Credit Facility Administrative Agent and the Collateral Agent, as such intercreditor agreement may be amended, restated, supplemented or otherwise modified from time to time.

“Senior Unsecured Debt” means, collectively, the debt outstanding under the Senior Unsecured Debt Documents.

“Senior Unsecured Debt Documents” means, collectively: (i) the Term Loan Agreement, (ii) the $150 Million Convertible Bonds Trust Deed; and (iii) all related documentation, including, without limitation, all guarantee and security documentation, related to the foregoing.

“Senior Unsecured Debtholder” means a holder of Senior Unsecured Debt, in its capacity as such.

“Senior Unsecured Debtholder Claims” means all Obligations in respect of the Senior Unsecured Debt and the Senior Unsecured Debt Documents.

“Senior Unsecured Debtholder Exchange Shares” means the aggregate 821,959 Common Shares to be issued following the Common Share Consolidation to Senior Unsecured Debtholder in exchange for their Senior Unsecured Debtholder Claims in accordance with Section 5.4 of this Plan, subject to Section 6.3 of this Plan.

“Senior Unsecured Debtholder Pro Rata Share” means the percentage that the principal amount of Senior Unsecured Debt held by a Senior Unsecured Debtholder bears to the aggregate principal amount of all Senior Unsecured Debt immediately prior to the Effective Time.

“Senior Unsecured Debtholders’ Meeting” means the meeting of the Senior Unsecured Debtholders to be held on the Meeting Date in accordance with the Interim Order to consider and, if deemed advisable, approve the Arrangement Resolution and to consider such other matters as may properly come before such meeting, and any adjournment(s) or postponement(s) thereof

“Shareholder” means a holder of Common Shares or Preferred Shares, in its capacity as such.

“Shareholders’ Meeting” means the meeting of the Shareholders as of the Record Date to be held, pursuant to the Interim Order, to consider, among other things, the approval of the Arrangement.

“Strategic Review” means the Company’s strategic review announced on June 6, 2019, as further described in the affidavit of James Brown dated July 13, 2020, filed in these proceedings.

“Subscription Amount” means, in respect of a Participating Securityholder, an amount such Participating Securityholder has agreed to subscribe for, up to the maximum amount of its Securityholder Subscription Share Percentage of the applicable Equity Allocation, at the Subscription Price.

“Subscription Price” means $3.412 per Offered Share.

“Support Agreement” means the support agreement (and all schedules and exhibits thereto) among Just Energy and the Term Loan Debtholders dated July 8, 2020, as the same may be amended or restated from time to time in accordance with its terms.

“Support Agreement Supplement” means the supplement to the Support Agreement among Just Energy and the Term Loan Debtholders dated August 25, 2020.

“Supporting Convertible Debentureholders” means, collectively, the Convertible Debentureholders that executed the Convertible Debentureholder Support Agreement on August 25, 2020.

“Tax Act” means the Income Tax Act (Canada).

“Term Loan Agent” means National Bank of Canada, as administrative agent under the Term Loan Agreement.

“Term Loan Agreement” means the US$250 million loan agreement dated as of September 12, 2018, between the Company, the Term Loan Agent, Sagard Credit Partners, LP and the other Term Loan Debtholders party thereto, as amended, supplemented or otherwise modified prior to the Effective Date.

“Term Loan Debtholders” means the lenders under the Term Loan Agreement.

“Transfer Agent” means Computershare Investor Services Inc.

“Trustees” means, collectively, the $100 Million Debenture Trustee, the $160 Million Debenture Trustee and the $150 Million Bond Trustee.

“TSX” means the Toronto Stock Exchange.

“U.S. Securities Act” means the U.S. Securities Act of 1933 and the rules and regulations promulgated thereunder.

“U.S. Securities Exchange Act” means the United States Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder, or any successor statute.

“U.S. Securities Laws” means, collectively, the U.S. Securities Act, the U.S. Exchange Act and the rules and regulations of the U.S. Securities and Exchange Commission.

1.2	Articles of Reference

The terms “hereof”, “hereunder”, “herein” and similar expressions refer to this Plan and not to any particular article, section, subsection, clause or paragraph of this Plan, and include any agreements supplemental thereto. In this Plan, a reference to an article, section, subsection, clause or paragraph shall, unless otherwise stated, refer to an article, section, subsection, clause or paragraph of this Plan.

1.3	Interpretation Not Affected by Headings

The division of this Plan into articles, sections, subsections, clauses and paragraphs and other portions, and the insertion of headings and a table of contents, are for convenience of reference only and shall not affect the construction or interpretation of this Plan.

1.4	Gender and Number

In this Plan where the context requires, words importing the singular shall include the plural and vice versa and words importing the use of any gender shall include all genders.

1.5	Date for any Action

In the event that the date on which any action is required to be taken hereunder is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.6	Time

All times expressed herein are local time in Toronto, Ontario, Canada unless otherwise specified.

1.7	Statutory References

Any reference in this Plan to a statute includes all rules, regulations, published policies and blanket orders made thereunder, and any and all amendments to the foregoing in force from time to time.

1.8	Successors and Assigns

This Plan shall be binding upon and shall enure to the benefit of the heirs, administrators, executors, legal personal representatives, successors and assigns of any Person named or referred to in this Plan.

1.9	Currency

Unless otherwise stated, all references herein to sums of money, cash or currency are expressed in lawful money of the Canada.

1.10	Governing Law

This Plan shall be governed by and construed in accordance with the Laws of Ontario and the federal Laws of Canada applicable therein. All questions as to the interpretation or application of this Plan and all proceedings taken in connection with this Plan shall be subject to the exclusive jurisdiction of the Court.

Article 2
TREATMENT OF NOTEHOLDERS AND EXISTING SHAREHOLDERS

2.1	Treatment of Senior Unsecured Debtholders

(a)	On the Effective Date, in accordance with the steps and sequence set forth in Section 5.4, each Senior Unsecured Debtholder shall receive its Senior Unsecured Debtholder Pro Rata Share of (i) the New Term Loans, and (ii) the Senior Unsecured Debtholder Exchange Shares, subject to the treatment of fractional interests in accordance with Section 6.3 of this Plan.

(b)	The compensation, the reasonable and documented fees, expenses and disbursements (including, without limitation, the reasonable and documented fees, expenses and disbursements of attorneys, advisors or agents retained or utilized by the Term Loan Agent, the Term Loan Debtholders and the $150 Million Bond Trustee, as applicable, acting reasonably), in accordance with the applicable Senior Unsecured Debt Documents shall be paid in full in cash by the Applicants pursuant to the applicable Senior Unsecured Debt Documents.

(c)	After giving effect to the terms of this Section 2.1, (i) the Obligations of the Just Energy Entities with respect to the Senior Unsecured Debt, the Senior Unsecured Debt Documents and the Senior Unsecured Debtholder Claims shall, and shall be deemed to, have been irrevocably and finally extinguished, (ii) each Senior Unsecured Debtholder shall have no further right, title or interest in or to the Senior Unsecured Debt or its Senior Unsecured Debtholder Claims, and (iii) the Senior Unsecured Debt, the Senior Unsecured Debt Documents and the Senior Unsecured Debtholder Claims shall be cancelled.

2.2	Treatment of Convertible Debentureholders

(a)	On the Effective Date, in accordance with the steps and sequence set forth in Section 5.4, (i) Just Energy shall pay all accrued and unpaid interest in cash on the Convertible Debentures up to and including the Effective Date, and (ii) each Convertible Debentureholder shall receive its Convertible Debentureholder Pro Rata Share of (A) the New Subordinated Notes, and (B) the Convertible Debenture Exchange Shares, subject to the treatment of fractional interests in accordance with Section 6.3 of this Plan.

(b)	The compensation, the reasonable and documented fees, expenses and disbursements (including, without limitation, the reasonable and documented fees, expenses and disbursements of attorneys, advisors or agents retained or utilized by the $100 Million Debenture Trustee and the $160 Million Debenture Trustee, as applicable, acting reasonably), in accordance with the applicable Convertible Debenture Documents shall be paid in full in cash by Just Energy pursuant to the applicable Convertible Debenture Documents.

(c)	After giving effect to the terms of this Section 2.2, (i) the Obligations of the Just Energy Entities with respect to the Convertible Debentures, the Convertible Debentureholder Claims and the Convertible Debenture Documents shall, and shall be deemed to, have been irrevocably and finally extinguished, (ii) each Convertible Debentureholder shall have no further right, title or interest in or to the Convertible Debentures or its Convertible Debentureholder Claims, and (iii) the Convertible Debentures, the Convertible Debentureholder Claims and the Convertible Debenture Documents shall be cancelled.

2.3	Treatment of Existing Equity Holders

(a)	On the Effective Date, in accordance with the steps and sequence set forth in Section 5.4:

(i)	Each Existing Common Shareholder shall retain its Existing Common Shares, subject to the Common Share Consolidation, subject to the treatment of fractional interests in accordance with Section 6.3 of this Plan.

(ii)	Each Holding Preferred Shareholder, in its capacity as such, shall be deemed to have been issued its New Equity Offering Rights based on its Securityholder Subscription Share Percentage of the Preferred Shareholder Equity Allocation.

(iii)	Each Existing Preferred Shareholder shall receive its Preferred Shareholder Pro Rata Share of the Preferred Shareholder Exchange Shares, subject to the treatment of fractional interests in accordance with Section 6.3 of this Plan.

(iv)	After giving effect to the terms of Section 2.3(a)(ii), the Existing Preferred Shares shall be cancelled.

(v)	Unless otherwise agreed by Just Energy in accordance with the Support Agreement and the Backstop Agreement, and subject to the treatment of the Existing Equity Class Action Claims as provided herein, all of the Affected Equity shall be terminated and cancelled, and shall be deemed to be terminated and cancelled without the need for any repayment of capital thereof or any other liability, payment or compensation therefor and, for greater certainty, no holder of Affected Equity shall be entitled to receive any interest, dividends, premium or other payment in connection therewith.

(vi)	The Affected Equity Claims shall constitute Released Claims and be treated in the manner set forth in Section 5.4.

2.4	Treatment of Backstoppers

On the Effective Date, in accordance with the steps and sequence set forth in Section 5.4, each Backstopper shall purchase and receive its applicable portion of the Backstopped Shares and/or Additional Subscription Shares, the Backstop Funding Fee (and Backstop Funding Fee Shares) and the Backstop Commitment Fee (and Backstop Commitment Fee Shares), in each case in accordance with the terms of the Backstop Commitment Letter, the Interim Order and this Plan.

2.5	Treatment of Class A Special Shareholders

(a)	On the Effective Date, in accordance with the steps and sequence set forth in Section 5.4:

(i)	Just Energy shall purchase the Class A Principal Shareholder’s Class A Special Shares for (A) $1.3 million, and (B) the Class A Principal Shareholder Settlement Shares.

(ii)	Just Energy shall purchase each Class A Minority Shareholder’s Class A Special Shares for (A) its Class A Minority Shareholder Pro Rata Share of $500,000, and (B) its Class A Minority Shareholder Pro Rata Share of the Class A Minority Shareholder Settlement Shares, subject to the treatment of fractional interests in accordance with Section 6.3 of this Plan.

(iii)	After giving effect to the terms of Sections 2.5(a)(i) and 2.5(a)(ii), (A) the Class A Special Share Claims shall, and shall be deemed to be, irrevocably and finally extinguished and settled, (B) the Class A Special Shareholders shall have no further right, title or interest in and to the Class A Special Shares or the Class A Special Share Documents, and (C) the Class A Special Share Documents shall be terminated and cancelled.

2.6	Unaffected Persons

The Claims of all Persons other than those specified in this Article 2 shall be unaffected by this Plan, except as otherwise provided herein.

Article 3
Private placement

3.1	Issuance of Private Placement Shares

On the Effective Date, subject to and in accordance with the terms of the Support Agreement Supplement, and in accordance with the times, steps and sequences set forth in Section, 5.4 Just Energy shall cause to be issued and delivered to each Term Loan Debtholder its Private Placement Shares at the Subscription Price. The Private Placement Shares shall be duly authorized, validly issued, fully paid and non-assessable and the Private Placement Shares shall be subject to the applicable transfer restrictions under U.S. Securities Laws.

Article 4
ISSUANCES, DISTRIBUTIONS and Elections

4.1	Delivery of New Term Loans

The delivery of the New Term Loans (and any certificates or other evidence of holdings thereof) to be issued pursuant to this Plan shall be made in accordance with standing procedures in place with the Term Loan Agent, and a register of holders of the New Term Loans will be maintained by the Term Loan Agent. Each Senior Unsecured Debtholder receiving New Term Loans shall be deemed to be a party to the Amended & Restated Term Loan Agreement as a lender thereunder. In the event that a Senior Unsecured Debtholder has not delivered its New Term Loan Lender Information to the Term Loan Agent prior to the date that is five (5) Business Days prior to the expected Effective Date, such Senior Unsecured Debtholder’s New Term Loans shall be held by the Term Loan Agent until such time as the Senior Unsecured Debtholder provides its New Term Loan Lender Information.

4.2	Delivery of New Subordinated Notes

The delivery of the New Subordinated Notes to be distributed under this Plan will be made by way of a global note issued to CDS (or its nominee) pursuant to the New Subordinated Notes Indenture in respect of the New Subordinated Notes and delivered directly to CDS which, in turn, will make delivery of such New Subordinated Notes to the holders of the New Subordinated Notes pursuant to the standing instructions and customary practices of CDS.

4.3	Delivery of New Common Shares

(a)	On the Effective Date, all New Common Shares issued in connection with this Plan shall be deemed to be duly authorized, validly issued, fully paid and non-assessable.

(b)	On the Effective Date, Just Energy shall deliver a treasury direction to the Transfer Agent that directs the Transfer Agent to issue all New Common Shares, to be distributed under this Plan and direct the Transfer Agent to use its commercially reasonable efforts to cause the New Common Shares to be distributed under this Plan to be distributed by no later than the second Business Day following the Effective Date.

(c)	The delivery of New Common Shares to be distributed under this Plan will be made either (i) through the facilities of CDS, DTC, Euroclear and Clearstream to Intermediaries who, in turn, will make delivery of the New Common Shares to the ultimate beneficial recipients thereof pursuant to standing instructions and customary practices of CDS, DTC, Euroclear and Clearstream, as applicable, or (ii) by providing Direct Registration System advices or confirmations in the name of the applicable recipient thereof (or its Intermediary) and registered electronically in Just Energy’s records which will be maintained by the Transfer Agent.

4.4	No Liability in Respect of Deliveries

(a)	None of the Just Energy Entities, nor their respective directors or officers, shall have any liability or obligation in respect of any deliveries, directly or indirectly, from (i) the Term Loan Agent, (ii) the Trustees, (iii) DTC, (iv) CDS, (v) Euroclear, (vi) Clearstream or (vii) the Intermediaries, in each case to the ultimate beneficial recipients of any consideration payable or deliverable by the Just Energy Entities pursuant to this Plan.

(b)	None of the Trustees or the Term Loan Agent shall incur, and each is hereby released and exculpated from, any liability as a result of carrying out any provisions of this Plan and any actions related or incidental thereto, save and except for any gross negligence or wilful misconduct (as determined by a final, non-appealable judgment of a court of competent jurisdiction) on its part. For the avoidance of doubt, this exculpation shall be in addition to, and not in limitation of, all other releases, indemnities and exculpations, and any other applicable law or rules protecting any of the Trustees and the Term Loan Agent from liability. On the Effective Date after the completion of the transactions set forth in Section 5.4, all duties and responsibilities of the Trustees and the Term Loan Agent arising under or related to the Debt Documents, as applicable, shall be discharged except to the extent required in order to effectuate this Plan.

4.5	Election to Participate in New Equity Offering

Each Eligible Securityholder shall have the right, but not the obligation, to elect irrevocably to participate in the New Equity Offering and to subscribe for and purchase its Securityholder Subscription Share Percentage of the applicable Equity Allocation by (and subject to) returning a duly executed Offered Shares Participation Form (or other acceptable form of instruction) together with such Eligible Securityholder’s Subscription Amount pursuant to the procedures established by Just Energy and communicated to Eligible Securityholders on or prior to the Record Date. Any Offered Shares Participation Form (or other acceptable form of instruction) received after the Participation Deadline or not accompanied by such Eligible Securityholder’s Subscription Amount will be invalid and not effective and shall be disregarded for all purposes of this Plan.

Submission of an Offered Shares Participation Form (or other acceptable form of instruction) in accordance with the terms thereof and this Section 3.4 and acceptance thereof by Just Energy, shall constitute an irrevocable subscription by the applicable Eligible Securityholder (each, a “Participating Securityholder”) for and a commitment by the applicable Participating Securityholder to participate in the New Equity Offering by purchasing up to its Securityholder Subscription Share Percentage of the applicable Equity Allocation.

Article 5
ARRANGEMENT

5.1	Corporate Authorizations

The adoption, execution, delivery, implementation and consummation of all matters contemplated under this Plan, including those involving corporate action of any member of the Just Energy Entities, will occur and be effective as of the Effective Date (or such other date as determined by the Applicants), and will be authorized and approved under this Plan and by the Court, where appropriate, as part of the Final Order, in all respects and for all purposes without any requirement of further action by shareholders, directors or officers of the Just Energy Entities. All necessary approvals to take actions shall be deemed to have been obtained from the directors or the shareholders of the Just Energy Entities, as applicable.

5.2	Articles of Arrangement and Effective Date

As soon as practicable after the satisfaction or waiver of the conditions set forth in Article 8 (excluding conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction of those conditions as of the Effective Date), unless another time or date is agreed in writing among Just Energy and the Term Loan Debtholders, the Articles of Arrangement shall be filed by the Applicants with the Director. The Certificate of Arrangement shall implement this Plan.

5.3	Binding Effect

On and from the Effective Time, this Plan and the transactions contemplated hereby shall be final and binding upon, and be deemed to have been consented and agreed upon by the Just Energy Entities, the Senior Unsecured Debtholders, the Convertible Debentureholders, the Trustees, the Term Loan Agent, the Existing Common Shareholders, the Existing Preferred Shareholders, the Class A Special Shareholders and any other Person affected by or named in this Plan, including the respective heirs, executors, administrators, legal representatives, successors and assigns of each of the foregoing, without any further act or formality required on the part of any Person and, subject to the implementation and effectiveness of the Plan in accordance with its terms and delivery to the Term Loan Agent on behalf of the Senior Unsecured Debtholders of all of the documentation required pursuant to Section 3.01 of the Amended & Restated Term Loan Agreement, shall constitute a full, final and absolute settlement of all rights of the beneficial and legal owners of the Senior Unsecured Debt, the Convertible Debentures, the Preferred Shares and the Class A Special Shares attaching thereto or arising there from and an absolute release and discharge of and from all Obligations of the Just Energy Entities to the Debtholders, the Existing Preferred Shareholders and the Class A Special Shareholders, as applicable (for certainty, other than Obligations under the Amended and Restated Term Loan Documents).

On and from the Effective Time, and, subject to the implementation and effectiveness of the Plan in accordance with its terms, without limiting the foregoing, Just Energy, the Senior Unsecured Debtholders, the Convertible Debentureholders, the Trustees, the Term Loan Agent, the Existing Common Shareholders, the Existing Preferred Shareholders, the Class A Special Shareholders and any other Person affected by or named in this Plan and any other Person affected by or named in this Plan will be deemed to have executed and delivered to Just Energy and its affiliates all consents, releases, assignments and waivers, statutory or otherwise, required to implement and carry out this Plan.

5.4	The Arrangement

Commencing at the Effective Time, the following events or transactions will occur, or be deemed to have occurred and be taken and effected, in the following order in five minute increments (unless otherwise indicated) and at the times set out in this Section 5.4 (or in such other manner or order or at such other time or times as the Applicants may determine in accordance with the Support Agreement, the Convertible Debentureholder Support Agreement and the Backstop Commitment Letter), without any further act or formality required on the part of any Person, except as may be expressly provided herein:

(a)	The New Equity Offering Rights afforded to the Convertible Debentureholders and Senior Unsecured Debtholders that are Eligible Securityholders shall be deemed to have been issued on July 23, 2020 as a partial repayment of the principal amount outstanding thereunder in the amount of the Offering Right Value of such New Equity Offering Rights; provided, however, that such repayment shall not be considered for the purposes of calculating a Senior Unsecured Debtholder Pro Rata Share, Convertible Debentureholder Pro Rata Share, Securityholder Subscription Share Percentage, or entitlement to interest under 5.4(e);

(b)	All Affected Equity shall be terminated and cancelled for no consideration;

(c)	The Common Share Consolidation shall be completed. Any fractional interests in the consolidated Existing Common Shares will, without any further act or formality, be cancelled without payment of any consideration therefor. Notwithstanding any provision of the CBCA, immediately following the completion of the Common Share Consolidation, the stated capital of the Common Shares shall be equal to the stated capital of the Common Shares immediately prior to such consolidation.

(d)	Just Energy shall pay all accrued and unpaid interest on the Convertible Debentures up to and including the Effective Date and any other accrued and unpaid interest (including default interest) in respect of the Convertible Debentures shall be forgiven, settled and extinguished for no consideration.

(e)	Just Energy shall issue to each Term Loan Debtholder, pursuant to the Term Loan Agreement and as evidence of amounts owing thereunder immediately prior to the Effective Time, promissory notes with an aggregate principal amount of US$197.1 million (the “Series 1 Notes”) and promissory notes with an aggregate principal amount in U.S. dollars equal to the amount by which the amount then owing under the Term Loan Agreement exceeds the principal amount of the Series 1 Notes (the “Series 2 Notes”). The Series 1 Notes and the Series 2 Notes shall be issued to each Term Loan Debtholder in an amount based on such Term Loan Debtholder’s pro rata share of the Obligations under the Term Loan Agreement.

(f)	The terms and conditions of the Series 1 Notes shall be amended to confer a right on the holders thereof to exchange such Series 1 Notes for promissory notes or other evidence of U.S. dollar indebtedness of the same principal amount issuable under the Amended & Restated Term Loan Agreement pursuant to the terms of this Plan.

(g)	In exchange for, and in full and final settlement of, the Existing Preferred Shares, Just Energy shall deliver to each (i) Holding Preferred Shareholder, in its capacity as such, its applicable New Equity Offering Rights with respect to those Preferred Shares held from the Record Date through to the Effective Date; and (ii) Existing Preferred Shareholder, its Preferred Shareholder Pro Rata Share of the Preferred Shareholder Exchange Shares. The Existing Preferred Shares shall thereafter be terminated and cancelled, and shall be deemed to be terminated and cancelled.

(h)	The following shall occur concurrently with the steps set forth in Section 5.4(g) above and Section 5.4(i) below:

(i)	holders of the Series 1 Notes that have previously filed a written notice with Just Energy to exercise the right referred to Section 5.4(f) shall be deemed to have exercised the right referred to in Section 5.4(f) to exchange the Series 1 Notes held by such holders for promissory notes or other evidence of indebtedness with the same U.S. dollar principal amount issued to such holders under the Amended & Restated Term Loan Agreement, in accordance with and subject to the terms of the Amended & Restated Term Loan Agreement, and such exchange of the Series 1 Notes shall be deemed to have occurred;

(ii)	holders of the Series 1 Notes other than such holders referred to in Section 5.4(h)(i) are deemed to have exchanged such Series 1 Notes for New Term Loans with the same U.S. dollar principal amount;

(iii)	Just Energy, the Just Energy Entities (as applicable) and the Term Loan Agent shall enter into, and the Senior Unsecured Debtholders shall enter into or be deemed to enter into, the Amended & Restated Term Loan Agreement, the Amended & Restated Term Loan Documents and such additional documentation as may be agreed by Just Energy and the Term Loan Agent, each acting reasonably;

(iv)	in exchange for, and in full and final settlement of, the Senior Unsecured Debt, including the Series 1 Notes and Series 2 Notes, Just Energy shall deliver to each Senior Unsecured Debtholder (A) its Senior Unsecured Debtholder Pro Rata Share of the New Term Loans (together with the promissory notes or other evidence of indebtedness with respect to the Term Loan Debtholders, in respect of the Series 1 Notes and in satisfaction of the exercise of the right referred to in Section 5.4(f)) and (B) the Senior Unsecured Debtholder Exchange Shares (with respect to the Term Loan Debtholders, in respect of the Series 2 Notes), and Just Energy shall add an amount equal to the aggregate fair market value of the Senior Unsecured Debtholder Exchange Shares on the Effective Date to the stated capital for the Common Shares in respect of the issuance of the Senior Unsecured Debtholder Exchange Shares. Consequently, the Senior Unsecured Debtholder Claims shall, and shall be deemed to be, irrevocably and finally extinguished and the Senior Unsecured Debtholders shall have no further right, title or interest in and to the Senior Unsecured Debt or the Senior Unsecured Debtholder Claims; and

(v)	the Senior Unsecured Debt, the Senior Unsecured Debt Documents, and the Series 1 Notes and Series 2 Notes shall be cancelled, provided that the Senior Unsecured Debt Documents shall remain in effect solely to allow the Term Loan Agent and the $150 Million Bond Trustee to make the distributions set forth in this Plan.

(i)	The following shall occur concurrently with steps set forth in Section 5.4(g) and 5.4(h) above:

(i)	in exchange for, and in full and final settlement of, the Convertible Debentures, Just Energy shall deliver to each Convertible Debentureholder its Convertible Debentureholder Pro Rata Share of (A) the New Subordinated Notes, and (B) the Convertible Debenture Exchange Shares, and Just Energy shall add an amount equal to the aggregate of the fair market value of the Convertible Debenture Exchange Shares to the stated capital for the Common Shares in respect of the issuance of the Convertible Debenture Exchange Shares;

(ii)	the Convertible Debentureholder Claims shall, and shall be deemed to be, irrevocably and finally extinguished and the Convertible Debentureholders shall have no further right, title or interest in and to the Convertible Debentures or the Convertible Debentureholder Claims; and

(iii)	the Convertible Debentures and the Convertible Debenture Documents shall be cancelled, provided that the Convertible Debenture Documents shall remain in effect solely to allow the applicable Trustees to make the distributions set forth in this Plan.

(j)	Just Energy shall become entitled to the total amount of funds deposited in escrow with the Escrow Agent in connection with the New Equity Offering, the Backstop Commitment Letter and the Support Agreement Supplement, and the Escrow Agent shall be deemed instructed to release to Just Energy the funds held by it in escrow in respect of the Subscription Amount of the Offered Shares subscribed for or purchased pursuant to the New Equity Offering and the Backstop Commitment Letter and the Private Placement Subscription Amounts of the Private Placement Shares subscribed for and purchased pursuant to the Private Placement.

(k)	Pursuant to the New Equity Offering, Just Energy shall issue to each Participating Securityholder (or to their designated nominee), in consideration for such Participating Securityholder’s Subscription Amount, the applicable number of Offered Shares that were validly subscribed for in the related Offered Shares Participation Form and such Offered Shares shall be deemed to be duly authorized, validly issued and fully paid and non-assessable.

(l)	Just Energy shall issue to the Backstoppers the Backstopped Shares and/or the Additional Subscription Shares, as applicable, in accordance with the Backstop Commitment Letter and such Backstopped Shares and/or Additional Subscription Shares, as applicable, shall be deemed to be duly authorized, validly issued and fully paid and non-assessable.

(m)	Pursuant to the Private Placement, Just Energy shall issue to each Term Loan Debtholder (or to their designated nominee), in consideration for such Term Loan Debtholder’s Private Placement Subscription Amount, the number of Private Placement Shares that were validly subscribed for in the Support Agreement Supplement and such Private Placement Shares shall be deemed to be duly authorized, validly issued and fully paid and non-assessable.

(n)	Just Energy shall pay the Backstop Commitment Fee and the Backstop Funding Fee in accordance with the Backstop Commitment Letter, which payments shall be directed to Just Energy in consideration for the Backstop Commitment Fee Shares and the Backstop Funding Fee Shares, which shall be issued in accordance with the Backstop Commitment Letter, and such Backstop Commitment Fee Shares and Backstop Funding Fee Shares shall be deemed to be duly authorized, validly issued and fully paid and non-assessable.

(o)	The amount added to the stated capital for the Common Shares in respect of the share issuances in Section 5.4(k)-(n) shall be equal to the cash received by Just Energy and in the case of U.S. dollar cash the amount added to the stated capital for the Common Shares shall be the Canadian dollar amount resulting from the conversion of such U.S. dollars to Canadian dollars based on the noon exchange rate, as quoted by Bloomberg, applicable on the Effective Date.

(p)	The following shall occur concurrently:

(i)	Just Energy shall purchase all of the Class A Special Shares and in consideration for such purchase and as consideration for the full and final settlement of the Class A Special Share Claims, Just Energy shall:

(A)	(1) pay the Class A Principal Shareholder $1.3 million, and (2) issue to the Class A Principal Shareholder the Class A Principal Shareholder Settlement Shares; and

(B)	(1) pay to each Class A Minority Shareholder its Class A Minority Shareholder Pro Rata Share of $500,000, and (2) issue to each Class A Minority Shareholder its Class A Minority Shareholder Pro Rata Share of the Class A Minority Shareholder Settlement Shares.

The amount added to the stated capital for the Common Shares in respect of the issuance of the Class A Principal Shareholder Settlement Shares shall be determined by the board of directors of Just Energy; and

(ii)	the Class A Special Share Claims shall, and shall be deemed to be, irrevocably and finally extinguished and settled, and the Class A Special Shareholders shall have no further right, title or interest in and to the Class A Special Shares or the Class A Special Share Documents. The Class A Special Share Documents shall be terminated and cancelled, and shall be deemed to be terminated and cancelled.

(q)	Just Energy shall pay in full in cash the outstanding reasonable and documented fees and expenses of the advisors to the Applicants and to the Term Loan Debtholders pursuant to the terms and conditions of the Support Agreement, and shall pay the fees and expenses of the advisors to the Supporting Convertible Debentureholders pursuant to the terms and conditions of the Convertible Debentureholder Support Agreement.

(r)	The releases referred to in Article 7 shall become effective.

(s)	The board of directors of Just Energy immediately prior to the Effective Time shall be deemed to have resigned and the New Directors shall be deemed to have been appointed and to have each consented to such appointment.

(t)	The Management Incentive Plan shall be deemed to be approved by the Existing Common Shareholders and those persons receiving New Common Shares pursuant to this Plan.

(u)	The articles of 121 Canada shall be amended to include the following restrictions on the business that 121 Canada may carry on, effective as of the Effective Date:

“The business that the Corporation may carry on shall be limited to the activities and operations of the Corporation that are permitted pursuant to the amended and restated term loan agreement, as may be supplemented, amended or restated from time to time, that was entered into among Just Energy Group Inc., National Bank of Canada, as administrative agent and the other lenders party thereto pursuant to a plan of arrangement under the Canada Business Corporations Act, for so long as any loans thereunder are outstanding.”

5.5	Securities Law Matters

The Applicants intend that the issuance and distribution, pursuant to this Plan, of:

(a)	New Common Shares of Just Energy issued on conversion of, or in exchange for, the Senior Unsecured Debt, the Convertible Debentures, the Preferred Shares and the Class A Special Shares pursuant to this Plan (other than the Allotted Offered Shares, the Additional Subscription Shares, the Backstopped Shares, the Backstop Commitment Fee Shares and the Backstop Funding Fee Shares issued pursuant to this Plan) shall be exempt from the registration requirements of the U.S. Securities Act pursuant to Section 3(a)(10) or 4(a)(2) thereof or Regulation S or Regulation D thereunder, as the case may be;

(b)	New Subordinated Notes of Just Energy issued pursuant to this Plan shall be exempt from the registration requirements of the U.S. Securities Act pursuant to Section 4(a)(2) thereof or Regulation S or Regulation D thereunder, as the case may be;

(c)	the Allotted Offered Shares issued pursuant to this Plan shall be registered under the U.S. Securities Act pursuant to a registration statement on Form F-7 filed by Just Energy with the U.S. Securities and Exchange Commission;

(d)	the Backstopped Shares, the Additional Subscription Shares, the Backstop Commitment Fee Shares, the Private Placement Shares and the Backstop Funding Fee Shares issued pursuant to this Plan shall be exempt from the registration requirements of the U.S. Securities Act pursuant to Regulation S or Regulation D under the U.S. Securities Act, as the case may be; and

(e)	the New Common Shares of Just Energy issued upon conversion of, or in exchange for, the Senior Unsecured Debt, the Convertible Debentures, the Preferred Shares and the Class A Special Shares, the Offered Shares issued pursuant to the New Equity Offering, and the Private Placement Shares issued pursuant to the Private Placement, shall be exempt from the prospectus requirements of Canadian Securities Laws, to the extent applicable, pursuant to Section 2.11 of National Instrument 45-106 – Prospectus Exemptions of the Canadian Securities Administrators.

5.6	Stated Capital

The aggregate amount to be added to the stated capital account in respect of the New Common Shares for the purposes of the CBCA in respect of the issuance of New Common Shares pursuant to this Plan will be confirmed by the directors of Just Energy.

Article 6
IMPLEMENTATION OF ARRANGEMENT

6.1	Withholding Rights

Just Energy and/or any other Person making a payment contemplated herein shall be entitled to deduct and withhold from any consideration payable to any Person such amounts as it is required to deduct and withhold with respect to such payment under the Tax Act, the United States Internal Revenue Code of 1986 or any provision of applicable federal, provincial, territorial, state, local or foreign tax Laws, in each case, as amended. To the extent that amounts are so withheld or deducted, such withheld or deducted amounts shall be treated for all purposes hereof as having been paid to the Person in respect of which such withholding was made, provided that such amounts are actually and timely remitted to the appropriate taxing authority. To the extent that the amounts so required or permitted to be deducted or withheld from any payment to a Person exceed the cash portion of the consideration otherwise payable to that Person: (i) the payor is authorized to sell or otherwise dispose of such portion of the consideration as is necessary to provide sufficient funds to enable it to comply with such deduction or withholding requirement or entitlement, and the payor shall notify the applicable Person thereof and remit to such Person any unapplied balance of the net proceeds of such sale; or (ii) if such sale is not reasonably possible, the payor shall not be required to make such excess payment until the Person has directly satisfied any such withholding obligation and provides evidence thereof to the payor.

6.2	Allocation of Payments

Unless expressly provided for otherwise, if the aggregate amount paid in respect of a particular Debtholder Claim does not exceed the aggregate amount of accrued but unpaid interest plus the principal amount in respect of the obligations to which such Debtholder Claim relates, then all amounts paid or payable hereunder on account of such Debtholder Claim (including, for greater certainty, any securities received hereunder) shall be applied as follows: (i) first, in respect of the principal amount of the obligations to which such Debtholder Claim relates, and (ii) second, in respect of the accrued but unpaid interest on such obligations. Unless expressly provided for otherwise, in any other cases, all amounts paid or payable hereunder on account of a particular Debtholder Claim (including, for greater certainty, any securities received hereunder) shall be applied as follows: (i) first, in respect of the accrued but unpaid interest on the obligations to which such Debtholder Claim relates, and (ii) second, in respect of the principal amount of such obligations.

6.3	Fractional Interests

No fractional Common Shares, New Subordinated Notes or cash shall be issued under this Plan, including any fractional interests created as a result of the Common Share Consolidation, and fractional share interests shall not entitle the owner thereof to vote or to any rights of a holder of Common Shares or New Subordinated Notes, as applicable. Any legal, equitable, contractual and any other rights or claims (whether actual or contingent, and whether or not previously asserted) of any Person with respect to fractional Common Shares, New Subordinated Notes or cash pursuant to this Plan shall be rounded down to the nearest whole number of Common Shares, New Subordinated Notes or cash, as applicable, without compensation therefor.

6.4	Calculations

All calculations and determinations made by the Applicants for the purposes of this Plan, including, without limitation, the allocation of amounts under Section 6.2 shall, subject to compliance with the Support Agreement and the Backstop Commitment Letter, be conclusive, final and binding upon the Securityholders.

Article 7
RELEASES

7.1	Release of Released Parties and Extinguishment of Affected Equity Claims

At the applicable time pursuant to Section 5.4, each of the Released Parties shall be released and discharged from all present and future actions, causes of action, damages, judgments, executions, obligations, liabilities and Claims of any kind or nature whatsoever arising on or prior to the Effective Date in connection with the Debt, the Debt Documents, the Affected Equity Claims, the Support Agreement, the Support Agreement Supplement, the Backstop Commitment Letter, the Convertible Debentureholder Support Agreement, the Class A Special Shares, the Class A Special Share Claims, the Class A Special Share Documents, this Plan, these proceedings, the transactions contemplated hereunder and any proceedings commenced with respect to or in connection with this Plan, the Strategic Review and any other actions or matters related directly or indirectly to the foregoing, provided that nothing in this paragraph shall release or discharge (i) any of the Released Parties from or in respect of its obligations under this Plan, the Support Agreement, the Support Agreement Supplement, the Backstop Commitment Letter, the Convertible Debentureholder Support Agreement, the New Subordinated Notes, any Amended & Restated Term Loan Document or any Continuing Guarantee, (ii) any Existing Equity Class Action Claims which shall be treated and restricted as set out in Section 7.3 below, (iii) the Class A Principal Shareholder from its obligations under the Class A Principal Shareholder Confidentiality, Non-Competition and Non-Solicitation Agreement, or (iv) any Released Party from liabilities or claims (other than in relation to an Affected Equity Claim) attributable to any Released Party’s fraud, wilful misconduct, criminal act or criminal omission, as determined by the final, non-appealable judgment of a court of competent jurisdiction. Further, any and all Affected Equity Claims shall be deemed to have been fully and finally extinguished, cancelled, released, dismissed and enjoined as of the Effective Date.

7.2	Injunctions

All Persons are permanently and forever barred, estopped, stayed and enjoined, on and after the Effective Date, with respect to any and all Released Claims, from (i) commencing, conducting or continuing in any manner, directly or indirectly, any action, suits, demands or other proceedings of any nature or kind whatsoever against the Released Parties, as applicable, or commencing, conducting or continuing in any manner, directly or indirectly, any action, suits, demands or other proceedings of any nature or kind whatsoever that could result in a claim for contribution of indemnity from a Released Party in respect of any and all Released Claims; (ii) enforcing, levying, attaching, collecting or otherwise recovering or enforcing by any manner or means, directly or indirectly, any judgment, award, decree or order against the Released Parties; (iii) creating, perfecting, asserting or otherwise enforcing, directly or indirectly, any lien or encumbrance of any kind against the Released Parties or their property; or (iv) taking any actions to interfere with the implementation or consummation of this Plan; provided, however, that the foregoing shall not apply to the enforcement of any obligations under this Plan

7.3	Existing Equity Class Action Claims

From and after the Effective Date, any Person having an Existing Equity Class Action Claim against Just Energy or any of its current or former officers and/or directors shall only be permitted to continue its Existing Equity Class Action Claims to the point of determination of liability, if any, and the recovery of any such Person shall be limited to the proceeds under the Insurance Policies, to the extent available in respect of any such Existing Equity Class Action Claims, without any additional rights of enforcement or recovery as against the Released Parties. Any such Person shall be irrevocably and forever limited solely to recovery from the proceeds of the Insurance Policies payable on behalf of Just Energy or its directors and officers in respect of any such Existing Equity Class Action Claims, and such Person shall have no right to, and shall not, directly or indirectly, make any claim or seek any recoveries from any of the Released Parties or any of their respective current or former officers and directors in respect of an Existing Equity Class Action Claims, other than enforcing such Person’s rights to be paid by the applicable insurer(s) from the proceeds of the applicable Insurance Policies. Nothing in this paragraph prejudices, compromises, releases or otherwise affects (i) any right or defence of any insurer in respect of an Insurance Policy or (ii) any Person having an Existing Equity Class Action Claims from recovering against Just Energy’s current and former directors and officers for any liabilities or claims attributable to any such director or officer’s fraud, wilful misconduct, criminal act or criminal omission, as determined by the final, non-appealable judgment of a court of competent jurisdiction, provided that all defence costs of any action referred to in this subsection (ii) shall not be paid by any of the Just Energy Entities.

Article 8
CONDITIONS PRECEDENT TO PLAN IMPLEMENTATION

8.1	Conditions Precedent to Implementation of this Plan

The implementation of this Plan shall be conditional upon the fulfillment, satisfaction or waiver of the following conditions precedent:

(a)	the Court shall have granted the Final Order and the Final Order shall have become a final order, the implementation, operation or effect of which shall not have been stayed, varied in a manner not acceptable to the Applicants, vacated or subject to pending appeal and as to which order any appeal periods relating thereto shall have expired;

(b)	no Law shall have been passed and become effective, the effect of which makes the consummation of this Plan illegal or otherwise prohibited;

(c)	all conditions to implementation of this Plan set out in the Support Agreement and the Support Agreement Supplement shall have been satisfied or waived by the applicable parties pursuant to the terms of the Support Agreement and the Support Agreement Supplement;

(d)	all conditions to implementation of this Plan set out in the Backstop Commitment Letter shall have been satisfied or waived by the applicable parties pursuant to the terms of the Backstop Commitment Letter;

(e)	all conditions and terms set out in the Convertible Debentureholder Support Agreement shall have been satisfied or waived by the applicable parties pursuant to the terms of the Convertible Debentureholder Support Agreement; and

(f)	the Class A Special Shareholders shall have discontinued or dismissed, or consented to the discontinuance or dismissal, of any and all actions, suits, demands or other proceedings of any nature or kind whatsoever against the Just Energy Entities.

8.2	Effectiveness

This Plan will become effective in the sequence described in Section 5.4 on the filing of the Articles of Arrangement and the issuance of the Certificate of Arrangement, and shall be binding on and enure to the benefit of the Just Energy Entities, the Debtholders, the Trustees, the Term Loan Agent, all Existing Equity Holders, the Class A Special Shareholders, all Persons with any Existing Equity Class Action Claims, the Released Parties, the Affected Equity, the directors and officers of the Just Energy Entities and all other Persons named or referred to in, or subject to, this Plan and their respective successors and assigns and their respective heirs, executors, administrators and other legal representatives, successors and assigns. The Articles of Arrangement shall be filed and the Certificate of Arrangement shall be issued in each case with respect to the Arrangement in its entirety. The Certificate of Arrangement shall be conclusive evidence that the Arrangement has become effective and that each of the provisions in Section 5.4 has become effective in the sequence set forth therein. No portion of this Plan shall take effect with respect to any party or Person until the Effective Time.

Article 9
MISCELLANEOUS

9.1	Waiver of Defaults

Except as provided in Section 16 of the Backstop Commitment Letter, from and after the Effective Time, all Persons shall be deemed to have consented and agreed to all of the provisions of this Plan in its entirety. Without limiting the foregoing, and except as provided in Section 16 of the Backstop Commitment Letter, all Persons shall be deemed to have:

(a)	waived any and all defaults or events of default, third-party change of control rights or any non-compliance with any covenant, warranty, representation, term, provision, condition or obligation, expressed or implied, in any contract, instrument, credit document, lease, licence, guarantee, agreement for sale or other agreement, written or oral, in each case relating to, arising out of, or in connection with, the Debt or the Debt Documents, the Support Agreement, the Backstop Commitment Letter, the Class A Special Share Claims or the Class A Special Share Documents, the Arrangement, this Plan, the transactions contemplated hereunder and any proceedings commenced with respect to or in connection with this Plan and any and all amendments or supplements thereto. Any and all notices of default and demands for payment or any step or proceeding taken or commenced in connection with any of the foregoing shall be deemed to have been rescinded and of no further force or effect, provided that nothing shall be deemed to excuse the Just Energy Entities and their respective successors from performing their obligations under this Plan; and

(b)	agreed that, if there is any conflict between the provisions of any agreement or other arrangement, written or oral, existing between such Person and the Just Energy Entities and the provisions of this Plan, then the provisions of this Plan take precedence and priority and the provisions of such agreement or other arrangement are deemed to be amended accordingly, provided, however, that notwithstanding any other provision of this Plan, nothing herein shall affect the obligations of any of the Just Energy Entities to any employee thereof in their capacity as such (for greater certainty, other than with respect to the Affected Equity and the Affected Equity Claims), including any contract of employment between any Person and any of the Just Energy Entities.

9.2	Amendments to the Plan of Arrangement

Subject to the terms and conditions of the Support Agreement, the Convertible Debentureholder Support Agreement and the Backstop Commitment Letter and the Interim Order:

(a)	the Applicants reserve the right to amend, restate, modify and/or supplement this Plan at any time and from time to time, provided that (except as provided in subsection (c) below) any such amendment, restatement, modification or supplement must be contained in a written document that is (i) filed with the Court (either before or as soon as practicable following the Meetings provided that written copies of any such amendments, restatements, modifications or supplements are provided at the Meetings) and, if made following the Meetings, approved by the Court, and (ii) communicated to the Securityholders in the manner required by the Court (if so required);

(b)	any amendment, modification or supplement to this Plan may be proposed by the Applicants at any time prior to or at the Meetings, with or without any prior notice or communication (other than as may be required under the Interim Order), and if so proposed and accepted at the Meetings, shall become part of this Plan for all purposes; and

(c)	any amendment, modification or supplement to this Plan may be made following the Meetings by the Applicants, without requiring filing with, or approval of, the Court, provided that it concerns a matter which is of an administrative nature and is required to better give effect to the implementation of this Plan and is not materially adverse to the financial or economic interests of any of the Securityholders.

9.3	Consents, Waivers and Agreements

Except as provided in Section 16 of the Backstop Commitment Letter, at the Effective Time, each Debtholder and any other Person affected by this Plan will be deemed to have consented and agreed to all of the provisions of this Plan in its entirety. Without limitation to the foregoing, and except as provided in Section 16 of the Backstop Commitment Letter, each Debtholder and any other Person affected by this Plan (including, without limitation, the Trustees, the Term Loan Agent, the Existing Common Shareholders, the Existing Preferred Shareholders and the Class A Special Shareholders) will be deemed:

(a)	to have executed and delivered to the Applicants all consents, releases, assignments and waivers, statutory or otherwise, required to implement and carry out this Plan in its entirety;

(b)	to have waived any non-compliance or default by the Just Energy Entities with or of any provision, express or implied, in any agreement or other arrangement, written or oral, existing between such Debtholder and the Just Energy Entities with respect to the Debt or the Debt Documents or existing between such other Person and Just Energy Entities pursuant to the applicable documentation as between the parties, or that has occurred or exists in connection with the foregoing on or prior to the Effective Time; and

(c)	to have agreed that, if there is any conflict between the provisions of any such agreement and the provisions of this Plan, then the provisions of this Plan take precedence and priority and the provisions of such agreement or other arrangement are deemed to be amended accordingly.

9.4	Paramountcy

On and from the Effective Time, any conflict between this Plan and the covenants, warranties, representations, terms, conditions, provisions or obligations, expressed or implied, of any contract, mortgage, security agreement, indenture, trust indenture, loan agreement, support agreement, commitment letter, by- laws or other agreement, written or oral, and any and all amendments or supplements thereto existing between one or more of the Debtholders, on the one hand, and any of the Applicants, on the other hand, as at the Effective Date will be deemed to be governed by the terms, conditions and provisions of this Plan and the Final Order, which shall take precedence and priority.

9.5	Credit Facility Lenders

Notwithstanding any other provision of this Plan, (i) nothing herein shall affect the obligations of any of the Just Energy Entities to the Credit Facility Administrative Agent, the Collateral Agent or the Credit Facility Lenders under or in connection with the Credit Agreement or any other Credit Document (as defined in the Credit Agreement), and (ii) all rights, remedies, interests, claims and entitlements of the Credit Facility Administrative Agent, the Collateral Agent and the Credit Facility Lenders under and in respect of the Credit Agreement and the other Credit Documents shall remain unaffected in all respects by this Plan (including all transactions, releases, injunctions, waivers and deeming provisions contemplated herein). Without limiting the foregoing, the provisions of Article 7 and Sections 5.3, 5.4, 8.2, 9.1, 9.3, 9.4 and 9.10 shall not apply to the Credit Facility Administrative Agent, the Collateral Agent and the Credit Facility Lenders or the obligations of any of the Just Energy Entities to the Credit Facility Administrative Agent, the Collateral Agent or the Credit Facility Lenders under or in connection with the Credit Agreement or any other Credit Document, and the capitalized term “Persons”, as used herein, shall exclude the Credit Facility Administrative Agent, the Collateral Agent and the Credit Facility Lenders in their capacity as such.

9.6	Deeming Provisions

In this Plan, the deeming provisions are not rebuttable and are conclusive and irrevocable.

9.7	Severability

If prior to the Effective Date, any provision of this Plan is held by the Court to be invalid, void or unenforceable, the Court, at the request of Just Energy and subject to the consent of counsel to the Term Loan Debtholders, acting reasonably, may alter and/or interpret such provision to make it valid or enforceable to the maximum extent practicable, consistent with the original purpose of such provision, and such provision will then be applicable as altered or interpreted and the remainder of the provisions of this Plan will remain in full force and effect and will in no way be invalidated by such alteration or interpretation.

9.8	Term Loan Debtholders and Initial Backstoppers

For the purposes of this Plan, the Applicants shall be entitled to rely on written confirmation from Torys LLP that the Term Loan Debtholders or the Initial Backstoppers (as defined in the Backstop Commitment Letter), as applicable, have agreed to, waived, consented to or approved a particular matter.

9.9	Convertible Debentureholders

For the purposes of this Plan, the Applicants shall be entitled to rely on written confirmation from Goodmans LLP that the Supporting Convertible Debentureholders, have agreed to, waived, consented to or approved a particular matter.

9.10	Notices

Any notices or communication to be made or given hereunder shall be in writing and shall reflect this Plan and may, subject as hereinafter provided, be made or given by the Person making or giving it or by any agent of such Person authorized for that purpose by personal delivery, by prepaid mail or by e-mail addressed to the respective parties as follows:

(i)	if to Just Energy:

Just Energy Group Inc.
100 King Street West, Suite 2630
Toronto, Ontario

M5X 1E1

Attention: Jonah Davids
Email: jdavids@justenergy.com

With a required copy (which shall not be deemed notice) to:

Osler, Hoskin & Harcourt LLP

100 King Street West, Suite 6200

Toronto, Ontario

M5X 1B8

Attention: Marc Wasserman & Michael De Lellis

Email: mwasserman@osler.com

          mdelellis@osler.com

(ii)	if to the Term Loan Debtholders or the Initial Backstoppers

Torys LLP

79 Wellington St., 30th Floor

Toronto, Ontario M5K 1N2

Attention: Tony DeMarinis

Email: tdemarinis@torys.com

(iii)	if to the Supporting Convertible Debentureholders

Goodmans LLP

333 Bay Street., 34th Floor

Toronto, Ontario M5H 2S7

Attention: Robert J. Chadwick

Email: rchadwick@goodmans.ca

or to such other address as any party above may from time to time notify the others in accordance with this Section 9.9. In the event of any strike, lock-out or other event which interrupts postal service in any part of Canada, all notices and communications during such interruption may only be given or made by personal delivery or by email and any notice or other communication given or made by prepaid mail within the five (5) Business Day period immediately preceding the commencement of such interruption, unless actually received, shall be deemed not to have been given or made. Any such notices and communications so given or made shall be deemed to have been given or made and to have been received on the day of delivery if delivered, or on the day of emailing, provided that such day in either event is a Business Day and the communication is so delivered or emailed before 5:00 p.m. on such day. Otherwise, such communication shall be deemed to have been given and made and to have been received on the next following Business Day. The unintentional failure by the Applicants to give a notice contemplated hereunder to any particular Securityholder shall not invalidate this Plan or any action taken by any Person pursuant to this Plan.

9.11	Further Assurances

Notwithstanding that the transactions and events set out herein will occur and be deemed to occur in the order set out in this Plan without any further act or formality, each of the Persons named or referred to in, affected by or subject to, this Plan will make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them to carry out the full intent and meaning of this Plan and to give effect to the transactions contemplated herein.